UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO

RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Micromet, Inc.

(Name of Issuer)

Common Stock, $0.00004 par value

(Title of Class of Securities)

13738Y107

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13738Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EIN: 98-0479799 Omega Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 SHARES

	6.	Shared Voting Power 3,257,936 SHARES

	7.	Sole Dispositive Power 0 SHARES

	8.	Shared Dispositive Power 3,257,936 SHARES

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,257,936 SHARES

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 13738Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EIN: 98-0479797 Omega Fund GP, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,257,936 SHARES

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,257,936 SHARES

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,257,936 SHARES

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 13738Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OMEGA FUND MANAGEMENT LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,257,936 SHARES

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,257,936 SHARES

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,257,936 SHARES

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 13738Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sigma Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 SHARES

	6.	Shared Voting Power 3,257,936 SHARES

	7.	Sole Dispositive Power 0 SHARES

	8.	Shared Dispositive Power 3,257,936 SHARES

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,257,936 SHARES

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 13738Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Otello Stampacchia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,722 SHARES

	6.	Shared Voting Power 3,257,936 SHARES

	7.	Sole Dispositive Power 9,722 SHARES

	8.	Shared Dispositive Power 3,257,936 SHARES

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,267,658 SHARES

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 13738Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Connie Helyar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,257,936 SHARES

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,257,936 SHARES

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,257,936 SHARES

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 13738Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John Luff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,257,936 SHARES

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,257,936 SHARES

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,257,936 SHARES

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Micromet, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2110 Rutherford Road Carlsbad, CA 92008

Item 2.
(a)

Name of Person Filing

This Statement on Schedule 13G is being filed on behalf of Omega Fund I, L.P. (“Omega”), Omega Fund GP, Ltd. (“Omega GP”), Omega Fund Management Limited (“Omega Management”), Sigma Holding Limited (“Sigma”), Otello Stampacchia (“Stampacchia”), Connie Helyar (“Helyar”) and John Luff (“Luff”) (each, a “Reporting Person” and collectively,  the “Reporting Persons”).  Stampacchia is also a director of Micromet, Inc.  The reported securities are owned directly by Omega.  Helyar and Luff are directors of each of (i) Omega GP, which is the general partner of Omega, (ii) Omega Management, which is the sole shareholder of Omega GP and (iii) Sigma, which is the sole shareholder of Omega Management.  Stampacchia is the sole shareholder of Sigma.  Omega GP, Omega Management, Sigma, Stampacchia, Helyar and Luff disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

	(b)	Address of Principal Business Office or, if none, Residence c/o 13-15 Victoria Road, St Peter Port, Guernsey GY1 3ZD, Channel Islands, UK
(c)

Citizenship

Omega is an exempted limited partnership organized under the laws of the Cayman Islands.  Omega GP is an exempted company organized under the laws of the Cayman Islands.  Omega Management and Sigma are companies organized under the laws of Guernsey.  Stampacchia is a citizen of Italy.  Helyar and Luff are citizens of Guernsey.

	(d)	Title of Class of Securities Common Stock, par value $0.00004 per share.
	(e)	CUSIP Number 13738Y107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Omega is the record owner of 3,257,936 shares of Common Stock (the “Record Shares”).  As the sole general partner of Omega, Omega GP may be deemed to own the shares held of record by Omega.  As Omega GP’s sole general partner, Omega Management may be deemed to own the Record Shares.  As Omega Management’s sole shareholder, Sigma may be deemed to own the Record Shares.  As directors of Omega GP, Omega Management and Sigma, Helyar and Luff may also be deemed to own the Record Shares.  As the sole shareholder of Sigma, Stampacchia may also be deemed to own the shares held of record by Omega.

As of December 31, 2006, Stampacchia has options to purchase 9,722 shares of Common Stock (the “Stampacchia Shares”) exercisable within sixty days.  Accordingly, Stampacchia may be deemed to be the beneficial owner of the Stampacchia Shares in additon to the Record Shares for a total of 3,267,658 shares of Common Stock.

(b) Percent of class:

Each Reporting Person: See Line 11 of cover sheets.  The percentages set forth on the cover sheets are calculated based on the 31,413,032 shares of Common Stock reported as outstanding as of October 31, 2006 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the period ended September 30, 2006.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Line 5 of cover sheets.
(ii) Shared power to vote or to direct the vote See Line 6 of cover sheets.
(iii) Sole power to dispose or to direct the disposition of See Line 7 of cover sheets.
(iv) Shared power to dispose or to direct the disposition of See Line 8 of cover sheets.
Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007	OMEGA FUND I, L.P.

	By:	Omega Fund GP, Ltd.
Its: General Partner

	By:	/s/Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND GP, LTD.

	By:	/s/Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND MANAGEMENT LIMITED

	By:	/s/Connie Helyar
Name: Connie Helyar
Title: Director

SIGMA HOLDING LIMITED

	By:	/s/Connie Helyar
Name: Connie Helyar
Title: Director

/s/Otello Stampacchia
Otello Stampacchia

/s/Connie Helyar
Connie Helyar

/s/John Luff
John Luff

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Micromet, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 12, 2007	OMEGA FUND I, L.P.

By: Omega Fund GP, Ltd.
Its: General Partner

	By:	/s/Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND GP, LTD.

	By:	/s/Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND MANAGEMENT LIMITED

	By:	/s/Connie Helyar
Name: Connie Helyar
Title: Director

SIGMA HOLDING LIMITED

	By:	/s/Connie Helyar
Name: Connie Helyar
Title: Director

/s/Otello Stampacchia
Otello Stampacchia

/s/Connie Helyar
Connie Helyar

/s/John Luff
John Luff